March 23, 2012

Via EDGAR

Ellie Bavaria

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Government of Jamaica

Amendment No. 1 to Registration Statement under Schedule B

Filed March 9, 2012

File No. 333-178979

Amendment No. 1 to Form 18-K for the Fiscal Year Ended March 31, 2011

Filed March 9, 2012

File No. 1-4165

Dear Ms. Bavaria,

Thank you for your comments on Amendment No. 1 to the Registration Statement on Schedule B filed by the Government of Jamaica (the “Government”) on March 9, 2012 (the “Registration Statement”) and on Amendment No. 1 to the Annual Report on Form 18-K filed by the Government on March 9, 2012 (the “Annual Report”). We have enclosed a revised Registration Statement and a revised Annual Report. The revisions to the Registration Statement and the Annual Report reflect the Government’s responses to the comments in your letter dated March 20, 2012 (the “Comment Letter”). The Government’s responses to the Staff’s comments are as follows:

Registration Statement under Schedule B

General

1.	We note your response to comment 17 in our letter dated February 7, 2012. Please disclose the date of the debt exchange, and clarify why Jamaica has limited its discussion of restructuring activity to the past 13 years.

In response to the Staff’s comment, the Government has included the date of the debt exchange on page 6. In addition, the Government acknowledges the Staff’s comment and has revised the language to clarify that its discussion regarding restructuring activity is not limited to the past 13 years. Accordingly, the Government has revised the language on page 5 of the Registration Statement as well as on page D-63 of the Annual Report.

Annual Report on Form 18-K

General

2.	We note your response to comment 7 in our letter dated February 7, 2012. Please discuss the long-term economic impact of limited investments in education, healthcare and infrastructure.

In response to the Staff’s comment, the Government has added additional language on page D-44 to clarify that there have not been limited investments in education, healthcare, and infrastructure but that the funding for these investments has come from other sources.

3.	We note your response to comment 9 in our letter dated February 7, 2012. Please discuss the material effects of violent crime and drug trafficking on the economy and foreign investment. Also indicate that a state of emergency was declared in May 2010, and specify the number of related murders.

In response to the Staff’s comment, the Government has added additional discussion on page D-35.

The Jamaican Economy, page D-11

4.	We note your response to comment 12 in our letter dated February 7, 2012. Please describe the challenges facing Jamaican business owners.

In response to the Staff’s comment, the Government has added additional discussion on page D-12.

The Government also acknowledges the matters set forth in the closing paragraphs of the Comment Letter.

We appreciate the Staff’s assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to me at (212) 610-6320.

Sincerely,

/s/ Cathleen McLaughlin

Cathleen E. McLaughlin
Allen & Overy LLP

cc:	Pamella McLaren

Ministry of Finance and Planning

Government of Jamaica

Sharon Burrell-Green

Deputy Consulate General of Jamaica

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